Exhibit 99.1

Hoegh LNG Partners LP Announces Pricing of Upsized Public Offering of 6,000,000 Common Units

HAMILTON, Bermuda, December 1, 2016 — Höegh LNG Partners LP (NYSE: HMLP) (“HMLP” or the “Partnership”) today announced that it has priced a public offering of 6,000,000 common units, representing limited partner interests in the Partnership, at a public offering price of $17.60 per unit. The offering was upsized to 6,000,000 common units from the original offering size of 5,500,000 common units. The Partnership has granted the underwriters a 30-day option to purchase up to an additional 900,000 common units.

The Partnership intends to use the net proceeds from the offering to fund the cash purchase price of its previously announced acquisition of a 51% ownership interest in the owner of the entities that own and operate the floating storage and regasification unit (“FSRU”) Höegh Grace and for general partnership purposes. The Partnership intends to use the net proceeds from any exercise of the underwriters’ option to purchase additional common units for general partnership purposes, which may include the purchase of an additional ownership interest in the owner of the entities that own and operate the Höegh Grace. If the acquisition does not close, the Partnership will use the net proceeds from the offering for general partnership purposes.

Citigroup and Barclays are acting as the joint book-running managers in connection with the offering. In addition, DNB Markets, Fearnley Securities and Stifel are acting as the joint lead managers in connection with the offering.

The Partnership owns, operates and acquires FSRUs and associated LNG infrastructure assets under long-term charters. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “HMLP.”

When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained free of charge on the Securities and Exchange Commission’s website at http://www.sec.gov or from the joint book-running managers as follows:

Citigroup

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Telephone: (800) 831-9146

Barclays

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Telephone: (888) 603-5847

Email: barclaysprospectus@broadridge.com

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units in the public offering will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-213781). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

Contact

Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830

Source: Hoegh LNG Partners LP